Phase 2 VIBRANT
Top-line Results in CRSwNP

September 2, 2025

Disclaimer

This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. These statements may be identified by words such as "aims," "anticipates," "believes," "continue," "could," "estimates," "expects," "forecasts," "goal," "intends," "may," "plans," "possible," "potential," "predict," "project," "seeks," "should," "target," "will" and variations of these words or similar expressions. Any statements in this presentation that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements include, without limitation, express or implied statements regarding: the clinical development of verekitug for the treatment of severe asthma, CRSwNP and COPD, including the timing, progress and results of ongoing and planned clinical trials; expectations for future discussions with regulatory authorities and the potential of the endpoints of our clinical trials to produce data that could support submissions for product approval; our expectations regarding the differentiation, safety, efficacy, tolerability, or extended dosing interval of verekitug; and additional potential indications for verekitug. Forward-looking statements are based on our current expectations and are described in "Risk Factors," in our Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, as well as discussions of potential risks, subject to risks, uncertainties and assumptions that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our research and development activities; our ability to execute on our strategy for verekitug including obtaining the requisite regulatory approvals on the expected timeline, if at all; uncertainties relating to preclinical and clinical development activities; our dependence on third parties to conduct clinical trials, manufacture verekitug and develop and commercialize our product candidates, if approved; our ability to attract, integrate and retain key personnel; risks related to the company's financial condition and need for substantial additional funds in order to complete development activities and commercialize a product candidate, if approved; risks related to regulatory developments and approval processes of the U.S. Food and Drug Administration and comparable foreign regulatory authorities; risks related to establishing and maintaining our intellectual property protections; and risks related to the competitive landscape for verekitug; and other risks uncertainties, and other important factors in our subsequent filings with the Securities and Exchange Commission. These risks are not exhaustive. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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Agenda

Introduction	**Rand Sutherland, MD** Chief Executive Officer
VIBRANT Phase 2 Top-line Results	**Aaron Deykin, MD** Chief Medical Officer and Head of R&D
Looking Ahead	**Rand Sutherland, MD** Chief Executive Officer
Analyst Q&A	**Rand Sutherland, MD** Chief Executive Officer **Aaron Deykin, MD** Chief Medical Officer and Head of R&D

UpstreamBIO™

Top-line results for Phase 2 VIBRANT study of verekitug in CRSwNP

Study drug dosed every 12 weeks, treatment period 24 weeks

Phase 2 VIBRANT

100 mg Q12W vs placebo

- Met primary endpoint, with NPS reduction of -1.8 (p<0.0001)
- Met key secondary endpoints, including NCS reduction of -0.8 (p=0.0003*) and 76% reduction in need for surgery/steroids (p=0.03*)
- Generally well tolerated, no SAEs observed
- Observed clinical benefit at 12 week dosing interval supports potential utility in severe asthma and other Type 2 inflammatory diseases

*Nominal p values
CRSwNP, chronic rhinosinusitis with nasal polyps; NPS, Nasal Polyp Score;
NCS, Nasal Congestion Score; Q12W, every 12 weeks; SAEs, serious adverse events.

Verekitug dosed every 12 weeks delivered clinical activity at week 24 similar to tezepelumab dosed every 4 weeks



Injections per year
4
13
26
2
NPS change from baseline
0.5
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
-2.1
-0.3
TE = -1.8
-2.0
-0.4
TE = -1.7
-1.9
-0.3
TE = -1.6
-0.5
0.0
TE = -0.5
Verekitug
Tezepelumab
Dupilumab
Depemokimab
n=81
Verekitug
Phase 2 VIBRANT
24 weeks
n=408[1]
Tezepelumab
Phase 3 WAYPOINT
24 weeks (est*)
n=60[2]
Dupilumab
Phase 2
16 weeks
n=528[3]
Depemokimab
Phase 3 ANCHOR 1/2†
26 weeks

NOTE: For illustrative purposes only. Efficacy data are derived from different clinical trials conducted at different times with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted. All efficacy data shown based on statistical treatments of intercurrent events and missing data that varied across studies shown. Comparison to Phase 2 data[2] where possible. No Phase 2 studies were conducted for tezepelumab or depemokimab; *Data estimated from the Phase 3 trial[1]. †Integrated data, estimated.
Only Dupilumab is FDA-approved for use in CRSwNP.
TE, Placebo-adjusted treatment effect.

1. Lipworth B, et al *N Engl J Med*, (2025). 2. Bachert C, et al *JAMA*, (2016). 3. Gevaert P, et al *Lancet*, (2025).

upstreamBIO™

About Upstream Bio

Clinical-stage immunology company focused on severe respiratory diseases

Developing the only known antagonist of the TSLP receptor

- Verekitug's pharmacology is unique and characterized by rapid, complete and sustained occupancy of the TSLP receptor, for up to 24 weeks after the last dose

Studying verekitug across multiple indications with high unmet need

- VIBRANT, our phase 2 trial in CRSwNP, now complete and reporting today
- VALIANT, our phase 2 trial in severe asthma, on track to report top-line data in Q1 2026
- VENTURE, our phase 2 trial in COPD, currently enrolling
- All trials randomized and placebo-controlled, with registrational endpoints
- TSLP biology supports expansion into other therapeutic areas, including dermatology and GI

TSLP, thymic stromal lymphopoietin.

Verekitug blocks TSLP receptor assembly and potently reduces TSLP-driven inflammation

→ Inhibition of TSLP signaling reduces type 2 and non-type 2 inflammation, as well as fibrotic responses

→ Verekitug blocks the formation of the heterodimeric TSLP receptor and reduces key disease-associated biomarkers

→ Verekitug's potency is approximately 300-fold greater than that of tezepelumab

→ Upstream Bio's clinical programs are designed to evaluate the impact of verekitug's high potency on both dosing interval and efficacy in CRSwNP, severe asthma and COPD



Epithelial cell
Viruses • Allergens • Pollutants • Bacteria
Goblet cell
TSLP
TSLP
TSLP
Dendritic cell
Dendritic cell
Dendritic cell
Mast cell
ILC2
Th0
Th2
Th0
Cytokines
Fibroblast
Proteases
IL-5
IL-9
IgE
Th-17
Mast cell
B cells
IL-4 & IL-13
IL-5
IL-17A
IL-13
Eosinophil
Neutrophil
Fibrosis
Smooth muscle cell
T-2 Driven Inflammation
Non T-2 Driven Inflammation
Structural changes

COPD, chronic obstructive pulmonary disease.

UpstreamBIO

CRSwNP: A TSLP-driven disease with substantial unmet need

- CRSwNP is a chronic inflammatory disease of the upper airway, marked by nasal and sinus inflammation and the presence of nasal polyps
- Severe disease significantly impacts quality of life, often necessitating surgery and systemic steroid therapy[2]
- TSLP is a key driver of inflammation in CRSwNP
- Up to 70% of patients will have comorbid asthma[3]
- Current biologics sales in CRSwNP alone estimated to exceed $1B globally[4,5]



NASAL POLYPS
Nasal passages and sinuses
Healthy
Inflamed, swollen
Polyps
Chronic inflammation
© MAYO CLINIC

1

1. Mayo Clinic. (2025). 2. Bachert et al *J Asthma Allergy*, (2021). 3. Bachert et al *J Allergy Clin Immunol Pract*, (2023).
4. Symphony Claims Data (June '24 – May '25). 5. Manufacturer Sales and Pricing Disclosures

vibrant
Rhinosinusitis study

Phase 2 VIBRANT Trial in Chronic Rhinosinusitis with Nasal Polyps (CRSwNP)

Aaron Deykin, MD
Chief Medical Officer and Head of R&D

VIBRANT Phase 2 trial design

Enrolled 81 patients with CRSwNP in the US and Europe

Randomized, double-blind, placebo-controlled Phase 2 study with a 24-week treatment period (NCT06164704)

Key inclusion criteria:

- → History of nasal polyp (NP) surgery OR NP exacerbation requiring systemic steroids in past 24 months
- → Endoscopic nasal polyp score (NPS) ≥5
- → Nasal congestion score (NCS) ≥2 over 14 days
- → CRSwNP symptoms for ≥8 weeks
- → Stable standard of care treatment for CRSwNP for ≥30 days



N=81
Randomized
1:1
Verekitug + SoC*
100 mg SC Q12W
Placebo + SoC*
SC Q12W
Follow-up
0
12
24
28
Week

Primary endpoint:

Change in NPS

(from baseline to week 24)

Key secondary endpoints:

- ❑ Change from baseline to week 24
  - → NCS
  - → Sinus opacification (Lund-Mackay score)
  - → Total Symptom Score (TSS)
  - → Difficulty with sense of smell (DSS score)
- ❑ Proportion of patients requiring surgery or systemic corticosteroids over 24 weeks

*SoC issued is an inhaled corticosteroid;
Q12W, every 12 weeks; SC, subcutaneous; SoC, standard of care.

UpstreamBIO™

VIBRANT ITT population disposition

93% of subjects completed the study


81 participants randomized
Verekitug n=41
Not dosed* n=1
Received Verekitug n=40
Completed study n=40
Placebo n=40
Received Placebo n=40
Withdrawn from study N=5
Lack of efficacy: 1
Investigator decision: 1
Consent withdrawn: 2
Other: 1
Completed study n=35

UpstreamBIO™

* One participant randomized to verekitug arm in error despite being a screen failure; was not dosed

Baseline characteristics were balanced across treatment groups

Slightly higher blood eosinophils observed in placebo group

	Verekitug	Placebo	Total (n=81)
Age (years), mean (SD)	49.8 (13.26)	49.6 (13.42)	49.7 (13.25)
CRSwNP duration (years), mean (SD)	13.7 (9.92)	11.7 (6.78)	12.7 (8.52)
Patients with systemic corticosteroid use in the preceding 2 years, n (%)	17 (41.5)	15 (37.5)	32 (39.5)
Patients with ≥1 prior NP surgery, n (%)	26 (63.4)	26 (65.0)	52 (64.2)
Patients with comorbid asthma, n (%)*	24 (58.5)	23 (57.5)	47 (58.0)
Bilateral endoscopic NPS (mean)	5.9 (1.62)	6.1 (1.30)	6.0 (1.47)
Baseline NCS (mean)	2.6 (0.43)	2.6 (0.44)	2.6 (0.43)
Blood eosinophil count (mean, cells/µL)	404 (260)	496 (378)	449 (324)

*Includes participants with AERD.
AERD, aspirin-exacerbated respiratory disease; SD, standard deviation.

UpstreamBIO

Verekitug was generally well tolerated

Adverse Event Category, n, subjects (%)	Verekitug (n=40)	Placebo (n=40)
Any treatment-emergent adverse events (TEAE)	27 (67.5)	26 (65.0)
Any TEAEs related to study treatment	1 (2.5)	3 (7.5)
Any serious TEAEs	0	0
Any serious TEAEs related to study treatment	0	0
Any TEAEs with outcome of death	0	0
Any TEAEs leading to study drug discontinuation	0 (0.0)	1 (2.5)

- → Overall, incidence of AEs was similar across treatment groups
- → TEAEs related to study treatment occurred more frequently in placebo
- → No serious adverse events reported

upstreamBIO

Most common TEAEs in the study population (≥5%) were consistent with CRSwNP symptoms

These occurred more frequently in the placebo group

TEAE, by Preferred Term, n, subject (%)	Verekitug	Placebo
Upper respiratory tract infections	3 (7.5)	6 (15)
Sinusitis	2 (5)	3 (7.5)
Nasopharyngitis	2 (5)	3 (7.5)
Nasal polyps	0	5 (12.5)
Headache	2 (5)	2 (5)

Verekitug led to significant and clinically meaningful improvements in NPS and key secondary endpoints, including reduction in need for surgery or systemic corticosteroids

		Verekitug	Placebo	Treatment difference
Primary Endpoint	**NPS change from baseline***	-2.1 (0.26)	-0.3 (0.27)	-1.8 (-2.51, -1.03) p<0.0001
Key Secondary Endpoints	**NCS change from baseline***	-1.5 (0.14)	-0.8 (0.14)	-0.8 (-1.17, -0.37) p=0.0003†
	LMK change from baseline*	-9.0 (0.8)	-1.0 (0.8)	-8.0 (-10.2, -5.9) p<0.0001†
	TSS change from baseline*	-10.1 (0.94)	-5.8 (0.95)	-4.3 (-6.94, -1.65) p=0.0018†
	DSS change from baseline*	-1.5 (0.15)	-0.6 (0.16)	-0.9 (-1.29, -0.42) p=0.0002†
	% requiring sinus surgery and/or SCS	7.3%	25.0%	76% reduction** p=0.03†

*Change from baseline is least square (LS) mean (standard error) and treatment difference is LS mean difference vs placebo (95% confidence interval)
**Risk reduction vs placebo
†p values for secondary endpoints are nominal and not adjusted for multiple comparisons.
LMK, Lund-Mackay; TSS, total symptom score; DSS, difficulty with smell score; SCS, systemic corticosteroids.
NPS range: 0–8; NCS range: 0–3 over 2 weeks; LMK CT score (0-24); TSS range: 0–24; 8 symptoms over 2 weeks; DSS range: 0–3 over 2 weeks.

UpstreamBIO

Verekitug dosed every 12 weeks led to significant reductions in NPS and NCS over 24 weeks

Endoscopic NPS change



NPS change from baseline
1
0
-1
-2
-3
0
12
24
Week
1st dose
2nd dose
-1.8 (-2.51, -1.03),
p <0.0001

Total NCS change*



NCS change from baseline
1
0
-1
-2
0
12
24
Week
1st dose
2nd dose
Significant reduction in NCS observed at week 2 (p<0.01)†
-0.8 (-1.17,-0.37)
p=0.0003

*NCS was calculated as the 14-day average of the daily scores.
†Nominal p-value
Changes are shown as least-squares means. I bars indicate 95% confidence intervals (CI).

Verekitug demonstrated clinical effect in NPS across all subgroups

	Subgroups	Verekitug n	Placebo n	Least Squares Mean Difference (95% CI)
Overall		**41**	**40**	-1.8 (-2.51 to -1.03)
Age (years)	<65	36	34	-1.8 (-2.68 to -0.98)
	≥65	5	6	-0.7 (-2.91 to 1.44)
Sex	Male	26	26	-2.1 (-3.08 to -1.19)
	Female	15	14	-0.9 (-2.36 to 0.59)
Region	USA and Western Europe	23	24	-1.9 (-2.81 to -0.99)
	Eastern Europe	18	16	-1.6 (-2.84 to -0.32)
Weight	<90 kg	22	27	-1.7 (-2.63 to -0.84)
	≥90 kg	19	13	-1.8 (-3.33 to -0.27)
Blood eosinophil level (cells/µL)	<300	15	13	-1.3 (-2.65 to -0.01)
	≥300	26	26	-2.1 (-3.00 to -1.12)
Comorbid asthma	Yes	24	23	-1.9 (-2.80 to -0.92)
	No	17	17	-1.7 (-2.93 to -0.39)
Prior Nasal Polyp surgery	Yes	26	26	-1.7 (-2.63 to -0.73)
	No	15	14	-2.0 (-3.28 to -0.80)
Prior systemic corticosteroids	Yes	17	15	-1.1 (-2.43 to 0.21)
	No	24	25	-2.1 (-3.05 to -1.13)


-4.0
-2.0
.0
2.0
Favors Verekitug
Favors Placebo

CI, confidence interval

VIBRANT population generally similar to CRSwNP studies of other biologics

	Verekitug Ph 2 VIBRANT	Tezepelumab[1] Ph 3 WAYPOINT	Dupilumab[2] Ph 2	Depemokimab[3] Ph 3 ANCHOR 1/2[†]
Patients (n)	81	408	60	528
Age years (mean)	49.7	49.7	48.4	52
CRSwNP duration years, (mean)	12.7	12.8	9.6	12
Patients with systemic corticosteroid use in the preceding 1[1,2] or 2[3,4] years (%)	39.5	65.4	N/A	61
Patients with ≥1 prior NP surgery (%)	64.2	71.4	58	64
Patients with comorbid asthma (%)[‡]	58.0	60.8	58	55
Bilateral endoscopic NPS (mean)	6.0	6.1	5.8	5.9
Baseline NCS (mean)	2.6	2.6	1.7	N/A
Baseline blood eosinophils cells/µL (mean)	449	258	430	344

UpstreamBIO

[†]Integrated data from ANCHOR 1/2, estimated. Nasal polyp score (NPS); range: 0–8; [‡]Includes participants with asthma and AERD.
No head-to-head studies of Verekitug and these products have been conducted.

1. Lipworth et al *N Engl J Med*, (2025). 2. Gevaert et al *Lancet*, (2025). 3. Bachert et al *JAMA*, (2016). 4. Verekitug, VIBRANT.

Verekitug dosed every 12 weeks delivered clinical activity at week 24 similar to tezepelumab dosed every 4 weeks



Injections per year
4
13
26
2
NPS change from baseline
0.5
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
-2.1
-0.3
TE = -1.8
-2.0
-0.4
TE = -1.7
-1.9
-0.3
TE = -1.6
-0.5
0.0
TE = -0.5
Verekitug
Tezepelumab
Dupilumab
Depemokimab
n=81
Verekitug
Phase 2 VIBRANT
24 weeks
n=408[1]
Tezepelumab
Phase 3 WAYPOINT
24 weeks (est*)
n=60[2]
Dupilumab
Phase 2
16 weeks
n=528[3]
Depemokimab
Phase 3 ANCHOR 1/2†
26 weeks

NOTE: For illustrative purposes only. Efficacy data are derived from different clinical trials conducted at different times with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted. All efficacy data shown based on statistical treatments of intercurrent events and missing data that varied across studies shown. Comparison to Phase 2 data[2] where possible. No Phase 2 studies were conducted for tezepelumab or depemokimab; *Data estimated from the Phase 3 trial[1]. †Integrated data, estimated.
Only Dupilumab is FDA-approved for use in CRSwNP.
TE, Placebo-adjusted treatment effect.

1. Lipworth B, et al *N Engl J Med,* (2025). 2. Bachert C, et al *JAMA,* (2016). 3. Gevaert P, et al *Lancet,* (2025).

Top-line results for Phase 2 VIBRANT study of verekitug in CRSwNP

Study drug dosed every 12 weeks, treatment period 24 weeks

Phase 2 VIBRANT

100 mg Q12W vs placebo

- Met primary endpoint, with NPS reduction of -1.8 (p<0.0001)
- Met key secondary endpoints, including NCS reduction of -0.8 (p=0.0003*) and 76% reduction in need for surgery/steroids (p=0.03*)
- Generally well tolerated, no SAEs observed
- Observed clinical benefit at 12 week dosing interval supports potential utility in severe asthma and other Type 2 inflammatory diseases

*Nominal p values

Looking Ahead

Rand Sutherland, MD
Chief Executive Officer

Verekitug has the potential to advance the standard of care in CRSwNP and other respiratory diseases

- Verekitug delivered significant effects on the primary and key secondary CRSwNP endpoints in the VIBRANT trial
- This broad clinical activity was delivered at a differentiated dosing interval of every 12 weeks
- Verekitug's safety profile continues to be favorable
- Verekitug is the first extended-dosing interval anti-TSLP agent to demonstrate this profile, which is uniquely driven by potency rather than antibody engineering
- Given the role of TSLP in other respiratory diseases, including severe asthma and COPD, these data support further development of verekitug in multiple indications with substantial unmet need and commercial opportunity



NASAL POLYPS
Nasal passages and sinuses
Healthy
Inflamed, swollen
Polyps
Chronic inflammation
© MAYO CLINIC

upstreamBIO

CRSwNP and Severe Asthma

Biological, Epidemiological and Clinical Overlap

Shared biology with central role of TSLP driving activation of common cytokine pathways[1-4]



Nasal polyps
Asthma
Airway
FeNO
Allergen
Mucus
Epithelium
TSLP
TSLPR
IL-13
Dendritic cell
Th0
Mast cell
IgE
ILC2
Th2
Th17
IL-5
IL-4, IL-13
IL-17A
Basophil
Fibroblasts
IgE
B cell
Eosinophil
Neutrophil
Fibrosis
Smooth muscle cells

Shared Epidemiology[1]

In patients with CRSwNP

Up to 70% have **comorbid asthma**

In patients with asthma

Over 40% have **comorbid CRSwNP**

Common biologic therapies and magnitude of response[5]



NPS Reduction vs Asthma Exacerbation Reduction (AER) compared with placebo
Dupilumab 300mg Q2W (SINUS-24)
Dupilumab 300mg Q2W (SINUS-52)
Mepolizumab 100mg SC Q4W
Benralizumab
Omalizumab (POLYP1)
Omalizumab (POLYP2)
Depemokimab
Tezepelumab
NPS Reduction
0
0.5
1
1.5
2
2.5
3
40%
50%
60%
70%
80%
AER Reduction in T2 High Population
Anti-IgE
Anti- IL-5/IL-5R
Anti-IL4Rα
Anti-TSLP

For illustrative purposes only. Efficacy data are derived from different clinical trials conducted at different times with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted. All efficacy data shown based on statistical treatments of intercurrent events and missing data that varied across studies shown.
No trials simultaneously evaluating NPS/AER in same population have been conducted.
AER, annualized exacerbation rate; BEC, blood eosinophil count; CRSwNP, chronic rhinosinusitis with nasal polyps; NPS, nasal polyp score; TSLP, thymic stromal lymphopoietin.

1. Bachert et al *J Allergy Clin Immunol Pract*, (2023); 2. Castagnoli et al *Exp Rev Respir Med*, (2020); 3. Giombi et al *Int J Mol Sci*, (2024); 4. Pelaia C, et al *J Clin Med*, (2023); 5. Data derived: Dupilumab AER reduction based on BEC ≥300 (QUEST only); NPS based on SINUS-24 (Week 24) & SINUS-52 at (Week 52), Mepolizumab AER reduction based on USPI, 100 mg SC in MENSA trial only; NPS based on SYNAPSE at Week 52, Benralizumab AER reduction based on SIROCCO trial only in USPI, CALIMA was 37% reduction; NPS based on OSTRO at Week 40, Omalizumab AER reduction based on Normansell R, et al *Cochrane Database Syst Rev*, (2014); NPS based on POLYP1/2 at Week 24, Depemokimab AER reduction based on Pooled SWIFT-1/2; NPS based on ANCHOR-1/2 at Week 52, Tezepelumab AER reduction based on Pooled Analysis of the PATHWAY and NAVIGATOR Clinical Trials, BEC≥300; NPS based on WAYPOINT at Week 52.

Thank you to our trial participants and investigators

Phase 2 VIBRANT

100 mg Q12W vs placebo

- Met primary endpoint, with NPS reduction of -1.8 ($p<0.0001$)
- Met key secondary endpoints, including NCS reduction of -0.8 (p=0.0003*) and 76% reduction in need for surgery/steroids (p=0.03*)
- Generally well tolerated, no SAEs observed
- Observed clinical benefit at 12 week dosing interval supports potential utility in severe asthma and other Type 2 inflammatory diseases

*Nominal p values

UpstreamBIO™

Q&A